SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of October 14, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                          MARCONI CORPORATION PLC



                           ANNUAL INFORMATION UPDATE





In accordance with the Prospectus Rule 5.2, the following information has been published or made available to the public over the 12 months to 14th October 2005.



1.      Announcements made via a Regulatory Information Service:


Date                      Regulatory Headline

14-Oct-05                 Rule 2.10 Announcement
13-Oct-05                 Rule 2.10 Announcement
06-Oct-05                 Holding(s) in Company
06-Oct-05                 Rule 2.10 Announcement
05-Oct-05                 Holding(s) in Company
03-Oct-05                 Rule 2.10 Announcement
30-Sep-05                 Rule 2.10 Announcement
29-Sep-05                 Holding(s) in Company
29-Sep-05                 Annual Report and Accounts
29-Sep-05                 Rule 2.10 Announcement
26-Sep-05                 Holding(s) in Company
09-Sep-05                 Holding(s) in Company
30-Aug-05                 Rule 2.10 Announcement
25-Aug-05                 Holding(s) in Company
25-Aug-05                 Rule 2.10 Announcement
12-Aug-05                 Holding(s) in Company
08-Aug-05                 Rule 2.10 Announcement
08-Aug-05                 Stmt re Press Speculation
03-Aug-05                 1st Quarter Results
25-Jul-05                 Holding(s) in Company
21-Jul-05                 Holding(s) in Company
19-Jul-05                 Holding(s) in Company
08-Jul-05                 Holding(s) in Company
30-Jun-05                 Update re. IFRS
30-Jun-05                 Holding(s) in Company
28-Jun-05                 Holding(s) in Company
20-Jun-05                 Holding(s) in Company
27-May-05                 Holding(s) in Company
27-May-05                 Holding(s) in Company
26-May-05                 C&W Selects Marconi
23-May-05                 Holding(s) in Company
20-May-05                 Holding(s) in Company
18-May-05                 Holding(s) in Company
18-May-05                 Holding(s) in Company
17-May-05                 Mutual Distribution Agreement
17-May-05                 Final Results
11-May-05                 Holding(s) in Company
06-May-05                 Organisational Announcement
05-May-05                 Holding(s) in Company
03-May-05                 Holding(s) in Company
03-May-05                 Update
29-Apr-05                 Holding(s) in Company
28-Apr-05                 Marconi Not Selected BT 21CN
20-Apr-05                 Holding(s) in Company
19-Apr-05                 Holding(s) in Company
04-Apr-05                 Blocklisting Interim Report
01-Apr-05                 Holding(s) in Company
01-Apr-05                 Holding(s) in Company
21-Mar-05                 Holding(s) in Company
14-Mar-05                 Additional Listing
11-Mar-05                 Additional Listing
10-Mar-05                 Additional Listing
09-Mar-05                 Additional Listing
08-Mar-05                 Additional Listing
08-Mar-05                 Notice of IFRS Webcast
07-Mar-05                 Additional Listing
04-Mar-05                 Additional Listing
03-Mar-05                 Additional Listing
02-Mar-05                 Additional Listing
02-Mar-05                 Holding(s) in Company
01-Mar-05                 Holding(s) in Company
01-Mar-05                 Additional Listing
28-Feb-05                 Additional Listing
25-Feb-05                 Additional Listing
24-Feb-05                 Additional Listing
23-Feb-05                 Additional Listing - Replace
22-Feb-05                 Additional Listing
21-Feb-05                 Additional Listing
18-Feb-05                 Additional Listing
17-Feb-05                 Additional Listing
16-Feb-05                 Holding(s) in Company
16-Feb-05                 Additional Listing
15-Feb-05                 Additional Listing
15-Feb-05                 Telefonica deploys Multihaul
14-Feb-05                 Additional Listing
11-Feb-05                 Director's Share Dealing
09-Feb-05                 Holding(s) in Company
08-Feb-05                 3rd Quarter Results
04-Feb-05                 Holding(s) in Company
02-Feb-05                 Holding(s) in Company
31-Jan-05                 Partnership Agreement
27-Jan-05                 Agreement with T-Com
25-Jan-05                 Contract Win - Tube Lines
21-Jan-05                 Holding(s) in Company
21-Jan-05                 Holding(s) in Company
14-Jan-05                 Holding(s) in Company
13-Jan-05                 Holding(s) in Company
07-Jan-05                 Holding(s) in Company
07-Jan-05                 Holding(s) in Company
04-Jan-05                 Holding(s) in Company
14-Dec-04                 Director Shareholding
09-Dec-04                 Holding(s) in Company
09-Dec-04                 Agreement with Tube Lines
09-Dec-04                 Contract Win
08-Dec-04                 Re: Financial Analyst Visit
30-Nov-04                 Holding(s) in Company
30-Nov-04                 Additional Listing
29-Nov-04                 Additional Listing
26-Nov-04                 Additional Listing
25-Nov-04                 Additional Listing
24-Nov-04                 Additional Listing
23-Nov-04                 Additional Listing
22-Nov-04                 Additional Listing
22-Nov-04                 Re Contract
19-Nov-04                 Directors Share Dealings
19-Nov-04                 Directors Share Dealings
19-Nov-04                 Additional Listing
18-Nov-04                 Additional Listing
17-Nov-04                 Additional Listing
16-Nov-04                 Additional Listing
16-Nov-04                 Holding(s) in Company
15-Nov-04                 Additional Listing
12-Nov-04                 Holding(s) in Company
12-Nov-04                 Holding(s) in Company
10-Nov-04                 Additional Listing
10-Nov-04                 Interim Results correction
09-Nov-04                 Interim Results
05-Nov-04                 Holding(s) in Company
01-Nov-04                 Board Change
27-Oct-04                 Holding(s) in Company
20-Oct-04                 Six Monthly Return
18-Oct-04                 Holding(s) in Company
18-Oct-04                 Holding(s) in Company
14-Oct-04                 Trading Update



Details of all regulatory announcements for Marconi Corporation plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Marconi Corporation plc website at www.marconi.com.



2. Documents Filed with Companies House:


Date                 Type         Description

27-Sep-05            244          Extension of period for laying accounts
30-Jul-05            88(2)R       Allotment of Shares
30-Jul-05            88(2)R       Allotment of Shares
06-Jun-05            88(2)R       Allotment of Shares
06-Jun-05            88(2)R       Allotment of Shares
27-Apr-05            88(2)R       Allotment of Shares
29-Mar-05            88(2)R       Allotment of Shares
05-Mar-05            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
07-Mar-05            88(2)R       Allotment of Shares
07-Mar-05            88(2)R       Allotment of Shares
07-Mar-05            88(2)R       Allotment of Shares
15-Feb-05            88(2)R       Allotment of Shares
15-Feb-05            88(2)R       Allotment of Shares
15-Feb-05            88(2)R       Allotment of Shares
18-Nov-04            88(2)R       Allotment of Shares
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
12-Nov-04            403a         Declaration of satisfaction in full
                                  or in part of mortgage or charge
11-Nov-04            288b         Director resigned
10-Nov-04            88(2)R       Allotment of Shares
10-Nov-04            88(2)R       Allotment of Shares
20-Oct-04            88(2)R       Allotment of Shares



Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.



3. Documents published/sent to shareholders/filed with the UKLA Document Viewing Facility:


Date                 Description

08-Aug-05            Statement re Press Speculation
29-Sep-05            Annual Report and Accounts for year ended 31 March 2005
29-Sep-05            Shareholders' Circular



The Company also submitted filings to the Securities and Exchange Commission (' SEC') in compliance with its obligations under the national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on NASDAQ. Full details of these filings can be found on the SEC's website at www.sec.gov.



In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date, due to changing circumstances.



Copies of all of the above documents may be obtained from the Company Secretary at the Company's Registered Office, New Century Park, PO Box 53, Coventry CV3 1HJ.



Further information regarding the Company and its activities is available via the Company website, www.marconi.com.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 14 October, 2005